UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  March 7, 2006

                                  ------------

                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

SENIOR FACILITIES AGREEMENT

SENIOR FACILITIES AGREEMENT AND APPOINTMENT AS NOMINEE UNDER MTN TENDER.

TDC A/S HAS TODAY ENTERED INTO A SENIOR TERM AND REVOLVING FACILITIES AGREEMENT AS BORROWER AND GUARANTOR, AND HAS ACCEPTED ITS APPOINTMENT AS NOMINEE BY NORDIC TELEPHONE COMPANY HOLDING IN CONNECTION WITH THE INVITATION MADE TO HOLDERS TO OFFER TO SELL CERTAIN DEBT SECURITIES ISSUED BY TDC

Copenhagen - TDC A/S has today entered as borrower and guarantor into a senior term and revolving facilities agreement (the "Senior Facilities Agreement") originally entered into between, amongst others, Nordic Telephone Company Holding ApS ("NTCH") as original borrower and original guarantor and Barclays Capital, Credit Suisse First Boston International, Deutsche Bank AG, London Branch, J.P. Morgan plc and The Royal Bank of Scotland plc as original lenders.

As outlined in Nordic Telephone Company ApS' Recommended Tender Offer to the Shareholders of TDC A/S dated 2 December 2005 (the "Tender Offer"), the Senior Facilities Agreement is a secured multi-currency term facility originally in an amount of up to EUR 9,600,000,000. It is composed of three term loan facilities of originally up to EUR 7,800,000,000 in aggregate, a revolving credit facility of up to EUR 700,000,000 and a term loan facility (the "Cash Bridge Facility") of up to EUR 1,100,000,000 (together the "Senior Facilities"). The scheduled repayment dates of the Senior Facilities (other than the Cash Bridge Facility that will mature on 30 May 2006) range from seven years to nine years as from 30 January 2006. TDC A/S primarily intends to use the Senior Facilities Agreement for refinancing certain existing interest bearing debt, for financing general corporate purposes and for financing certain dividend payments.

As outlined in the Tender Offer and in accordance with the Invitation Memorandum issued by NTCH on 21 December 2005 as amended from time to time (the "Invitation"), an invitation was made to holders of certain debt securities issued by TDC ("TDC MTNs") to offer to sell their TDC MTNs to NTCH or, at NTCH's option, its nominee.

TDC A/S has also today entered into an agreement with NTCH according to which TDC A/S is nominated as purchaser in relation to any offer to sell made under the Invitation.

For further information see corresponding press release from Nordic Telephone Company Holding ApS.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S

Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

     March 7, 2006                              /s/ FLEMMING JACOBSEN
------------------------               -----------------------------------------
        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury